Exhibit 99.1

Baidu Announces Fourth Quarter and Fiscal Year 2015 Results

BEIJING, China, February 25, 2016 – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), the leading Chinese language Internet search provider, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20151.

“2015 was a touchstone year for Baidu: we made significant progress in broadening our online marketing platform and further extending our reach into transactions services,” said Robin Li, chairman and CEO of Baidu. “Even as China’s overall growth slows, services and domestic consumption are growing. Services and domestic consumption-related verticals are supported by the government’s Internet+ initiative and hold tremendous potential. Our top revenue verticals—retail/ecommerce, local services, financial services, healthcare, and education—reflect Baidu’s vital role in connecting users with merchants in these growing sectors. Looking ahead, we will continue to build the Next Baidu not only to benefit from, but also drive, key secular trends of rising domestic consumption, growth in services, and a rapidly evolving mobile environment,” Li said.

“We are very pleased to deliver a strong set of results in the fourth quarter. In 2015, we further executed on our vision to connect people with services and drove strong momentum in this area,” said Jennifer Li, CFO of Baidu. “We look forward to continuing this journey in 2016 to further build out Baidu’s online marketing and transactions services platform. As a reminder, as a result of Baidu’s exchange of Qunar shares with Ctrip, Baidu deconsolidated Qunar’s financials after October 26, 2015,” she said.

Fourth Quarter and Fiscal Year 2015 Operational Highlights

•	Mobile search monthly active users (MAUs) were 657 million for the month of December 2015, an increase of 21% year-over-year

•	Mobile maps MAUs were 302 million for the month of December 2015, an increase of 43% year-over-year

•	Gross merchandise value[2] (GMV) totaled RMB14.7 billion ($2.3 billion) for the fourth quarter of 2015, an increase of 397% year-over-year

•	Baidu Wallet activated accounts reached 53 million at the end of December 2015, an increase of 189% year-over-year

Fourth Quarter and Fiscal Year 2015 Financial Highlights

•	Total revenues in the fourth quarter of 2015 were RMB18.699 billion ($2.887 billion), a 33.1% increase from the corresponding period in 2014. Mobile revenue represented 56% of total revenues for the fourth quarter of 2015, compared to 42% for the corresponding period in 2014.

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4778 to US$1.00, the effective noon buying rate as of December 31, 2015, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
[2]	Gross merchandise value (GMV) is defined as GMV generated by the Baidu platform, through products such as Baidu Nuomi, Baidu Takeout Delivery and Baidu Wallet. GMV is defined as the value of confirmed orders of products and services, regardless of whether the service has been consumed or delivered.

•	Total revenues in fiscal year 2015 were RMB66.382 billion ($10.248 billion), a 35.3% increase from 2014. Mobile revenue represented 53% of total revenues in 2015, compared to 37% in 2014.

•	Operating profit in the fourth quarter of 2015 was RMB3.535 billion ($545.7 million), a 19.7% increase from the corresponding period in 2014. Transaction Services[3] reduced non-GAAP operating margins by 24.9 percentage points and iQiyi further reduced non-GAAP operating margins by 5.9 percentage points for the fourth quarter of 2015.

•	Operating profit in fiscal year 2015 was RMB11.672 billion ($1.802 billion), an 8.8% decrease from 2014. Transaction Services reduced non-GAAP operating margins by 25.1 percentage points and iQiyi further reduced non-GAAP operating margins by 5.5 percentage points for the fiscal year 2015.

•	Net income attributable to Baidu in the fourth quarter of 2015 was RMB24.712 billion ($3.815 billion), a 663.0% increase from the corresponding period in 2014. Diluted earnings attributable to Baidu per ADS for the fourth quarter of 2015 were RMB70.92 ($10.95); diluted earnings attributable to Baidu per ADS excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2015 were RMB71.90 ($11.10); diluted earnings attributable to Baidu per ADS excluding net gain recognized in Baidu’s exchange of Qunar shares with Ctrip for the fourth quarter of 2015 were RMB7.61 ($1.18).

•	Net income attributable to Baidu in fiscal year 2015 was RMB33.664 billion ($5.197 billion), a 155.1% increase from 2014. Diluted earnings attributable to Baidu per ADS for the fiscal year 2015 were RMB95.15 ($14.69); diluted earnings attributable to Baidu per ADS excluding share-based compensation expenses (non-GAAP) in fiscal year 2015 were RMB99.11 ($15.30); diluted earnings attributable to Baidu per ADS excluding net gain recognized in Baidu’s exchange of Qunar shares with Ctrip in fiscal year 2015 were RMB32.49 ($5.02).

Fourth Quarter 2015 Results

Baidu reported total revenues of RMB18.699 billion ($2.887 billion) for the fourth quarter of 2015, representing a 33.1% increase from the corresponding period in 2014.

[3]

Transaction Services includes Baidu Nuomi, Baidu Takeout Delivery, Baidu Maps, Baidu Connect, Baidu Wallet and other products. Margin drag incurred by Qunar from October 1 to 26, 2015 has been included in Transaction Services for the fourth quarter of 2015. From the first quarter of 2016 onwards, Qunar will not be included in Transaction Services due to the October 26, 2015 exchange of Qunar shares with Ctrip.

Online marketing revenues for the fourth quarter of 2015 were RMB17.610 billion ($2.719 billion), representing a 27.2% increase from the corresponding period in 2014. Baidu had about 555,000 active online marketing customers4 in the fourth quarter of 2015, representing a 6.1% increase from the corresponding period in 2014 and a 10.9% decrease from the third quarter of 2015. Revenue per online marketing customer for the fourth quarter of 2015 was approximately RMB31,000 ($4,786), a 17.4% increase from the corresponding period in 2014 and a 9.5% increase compared to the third quarter of 2015.

Traffic acquisition cost as a component of cost of revenues was RMB2.616 billion ($403.9 million), representing 14.0% of total revenues, as compared to 13.4% in the corresponding period in 2014 and 13.1% in the third quarter of 2015.

Bandwidth costs as a component of cost of revenues were RMB1.001 billion ($154.5 million), representing 5.4% of total revenues, compared to 5.3% in the corresponding period in 2014.

Depreciation costs as a component of cost of revenues were RMB692.0 million ($106.8 million), representing 3.7% of total revenues, compared to 4.0% in the corresponding period in 2014.

Operational costs as a component of cost of revenues were RMB1.182 billion ($182.4 million), representing 6.3% of total revenues, compared to 4.4% in the corresponding period in 2014. This increase was mainly due to Transaction Services and iQiyi-related operating costs.

Content costs as a component of cost of revenues were RMB1.382 billion ($213.3 million), representing 7.4% of total revenues, compared to 4.2% in the corresponding period in 2014, and 5.0% in the third quarter of 2015. The year-over-year increase was mainly due to iQiyi’s increased content costs.

Selling, general and administrative expenses were RMB4.528 billion ($699.0 million), representing an increase of 28.5% from the corresponding period in 2014, primarily due to an increase in promotional spending for transaction services.

Research and development expenses were RMB2.487 billion ($383.9 million), a 16.4% increase from the corresponding period in 2014. The increase was primarily due to the growth of research and development personnel-related cost.

Share-based compensation expenses, which were allocated to related operating costs and expense line items, were RMB341.0 million ($52.6 million) in the fourth quarter of 2015, compared to RMB339.0 million in the corresponding period in 2014.

Operating profit was RMB3.535 billion ($545.7 million), representing a 19.7% increase from the corresponding period in 2014. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB3.876 billion ($598.3 million), a 17.8% increase from the corresponding period in 2014.

[4]	The number of active online marketing customers and revenue per online active customer exclude customers from Qunar and group buying in the current quarter.

Other income, net was RMB24.294 billion (US$3.750 billion) in the fourth quarter of 2015. The increase from RMB96.1 million of the corresponding period in 2014 was primarily attributable to the investment gain recognized as a result of Baidu’s exchange of Qunar shares with Ctrip.

Income tax expense was RMB3.580 billion ($552.6 million), compared to income tax expense of RMB538.5 million in the corresponding period in 2014. The effective tax rate for the fourth quarter of 2015 was 12.7% as compared to 15.6% for the corresponding period in 2014. There is a 10% tax accrual on the gain associated with Baidu’s exchange of Qunar shares with Ctrip.

Net income attributable to Baidu was RMB24.712 billion ($3.815 billion), representing a 663.0% increase from the corresponding period in 2014. Basic and diluted earnings per ADS for the fourth quarter of 2015 amounted to RMB71.10 ($10.98) and RMB70.92 ($10.95), respectively.

Net income attributable to Baidu excluding share-based compensation expenses (non-GAAP) was RMB25.053 billion ($3.867 billion), a 600.2% increase from the corresponding period in 2014. Basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2015 amounted to RMB72.09 ($11.13) and RMB71.90 ($11.10), respectively.

As of December 31, 2015, the Company had cash, cash equivalents and short-term investments of RMB67.929 billion ($10.486 billion). Net operating cash inflow for the fourth quarter of 2015 was RMB6.070 billion ($937.1 million). Capital expenditures for the fourth quarter of 2015 were RMB1.424 billion ($219.8 million).

Adjusted EBITDA (non-GAAP), defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, was RMB4.815 billion ($743.3 million) for the fourth quarter of 2015, representing a 16.7% increase from the corresponding period in 2014.

Fiscal Year 2015 Results

Total revenues in 2015 were RMB66.382 billion ($10.248 billion), representing a 35.3% increase from 2014.

Online marketing revenues in 2015 were RMB64.037 billion ($9.886 billion), representing a 32.0% increase from 2014. Baidu had about 1,049,000 active online marketing customers in 2015, representing a 29.0% increase from 2014. Revenue per online marketing customer for 2015 was RMB60,500 ($9,340), an increase of 1.9% from 2014.

Traffic acquisition costs in 2015 were RMB8.861 billion ($1.368 billion), representing 13.3% of total revenues, compared to 12.9% in 2014.

Bandwidth costs as a component of cost of revenues were RMB3.717 billion ($573.8 million), representing 5.6% of total revenues, compared to 5.8% in 2014.

Depreciation costs as a component of cost of revenues were RMB2.560 billion ($395.1 million), representing 3.9% of total revenues, compared to 4.1% in 2014.

Operational costs as a component of cost of revenues were RMB3.882 billion ($599.2 million), representing 5.8% of total revenues, compared to 4.6% in 2014.

Content costs as a component of cost of revenues were RMB3.745 billion ($578.1 million), representing 5.6% of total revenues, compared to 3.7% in 2014. The year-over-year increase was mainly due to iQiyi’s increased content costs.

Selling, general and administrative expenses in 2015 were RMB17.076 billion ($2.636 billion), representing an increase of 64.5% from the previous year, primarily due to an increase in promotional spending for transaction services.

Research and development expenses totaled RMB10.176 billion ($1.571 billion) in 2015, representing a 45.8% increase from 2014. The increase was primarily due to an increase in the number of research and development personnel.

Share-based compensation expenses, which were allocated to related operating cost and expense line items, were RMB1.387 billion ($214.1 million) in 2015, compared to RMB962.7 million in 2014.

Operating profit in 2015 was RMB11.672 billion ($1.802 billion), an 8.8% decrease from 2014. Operating profit excluding share-based compensation expenses (non-GAAP) in 2015 was RMB13.059 billion ($2.016 billion), representing a 5.1% decrease from 2014.

Other income, net was RMB24.728 billion (US$3.817 billion) in 2015, compared to RMB260.6 million in 2014. The increase was primarily attributable to the investment gain recognized as a result of Baidu’s exchange of Qunar shares with Ctrip.

Income tax expense was RMB5.474 billion ($845.1 million), compared to an income tax expense of RMB2.231 billion in 2014. The effective tax rate for 2015 was 14.4% as compared to 15.4% in 2014.

Net income attributable to Baidu in 2015 was RMB33.664 billion ($5.197 billion), representing a 155.1% increase from 2014. Basic and diluted earnings attributable to Baidu per ADS for 2015 amounted to RMB95.46 ($14.74) and RMB95.15 ($14.69), respectively.

Net income attributable to Baidu excluding share-based compensation expenses (non-GAAP) in 2015 was RMB35.051 billion ($5.411 billion), reflecting a 147.5% increase from 2014. Basic and diluted earnings attributed to Baidu per ADS excluding share-based compensation expenses (non-GAAP) in 2015 were RMB99.43 ($15.35) and RMB99.11 ($15.30), respectively.

Net operating cash inflow in 2015 was RMB19.422 billion ($2.998 billion). Capital expenditures in 2015 were RMB5.230 billion ($807.3 million).

Adjusted EBITDA (non-GAAP) was RMB16.660 billion ($2.572 billion) in 2015, representing a 0.6% decrease from 2014.

Outlook for First Quarter 2016

Baidu currently expects to generate total revenues in an amount ranging from RMB15.410 billion ($2.379 billion) to RMB15.970 billion ($2.465 billion) for the first quarter of 2016, representing a 21.1% to 25.5% year-over-year increase. On an apples-to-apples basis, excluding Qunar from Baidu’s financials, the guidance represents a 27.8% to 32.5% year-over-year increase. Following Baidu’s exchange of Qunar shares with Ctrip, Baidu deconsolidated Qunar’s financials after October 26, 2015. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:00 PM on February 25, 2016, U.S. Eastern Time (9:00 AM on February 26, 2016, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International:	+65 67135090
China:	4006208038

US:	+1 8456750437
UK:	+44 2036214779
Hong Kong:	+852 30186771

Passcode for all regions:	33561999

A replay of the conference call may be accessed by phone at the following number until March 3, 2016:

International:	+61-2-8199-0299

Passcode:	33561999

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best and most equitable way for people to find what they’re looking for. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the first quarter 2016 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted earnings per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses, particularly share-based compensation expenses, that may not be indicative of its operating performance or financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu has computed its non-GAAP financial measures using the same consistent method from quarter to quarter since April 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. A limitation of using non-GAAP adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures.

For investor and media inquiries, please contact:

Sharon Ng

Baidu, Inc.

Tel: +86-10-5992-4958

Investor inquiries email: ir@baidu.com

Media inquiries email: intlcomm@baidu.com

Baidu, Inc.

Condensed Consolidated Statements of Income

	Three Months Ended			Twelve Months Ended
(In RMB thousands except for share, per share (or ADS) information)	December 31, 2015	December 31, 2014	September 30, 2015	December 31, 2015	December 31, 2014
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
Revenues:
Online marketing services	17,610,379	13,844,607	17,680,374	64,037,006	48,495,215
Other services	1,088,415	205,622	702,707	2,344,723	557,103

Total revenues	18,698,794	14,050,229	18,383,081	66,381,729	49,052,318

Operating costs and expenses:
Cost of revenues (note 1, 2)	(8,149,327)	(5,438,351)	(7,479,580)	(27,458,030)	(18,885,450)
Selling, general and administrative (note 2)	(4,527,813)	(3,524,371)	(5,701,859)	(17,076,383)	(10,382,142)
Research and development (note 2)	(2,486,778)	(2,135,506)	(2,689,970)	(10,175,762)	(6,980,962)

Total operating costs and expenses	(15,163,918)	(11,098,228)	(15,871,409)	(54,710,175)	(36,248,554)

Operating profit	3,534,876	2,952,001	2,511,672	11,671,554	12,803,764

Other income:
Interest income	572,725	573,154	616,171	2,362,632	1,992,818
Interest expense	(299,372)	(183,575)	(329,372)	(1,041,394)	(628,571)
Foreign exchange income, net	106,007	22,873	61,407	181,802	75,780
Gain (loss) from equity method investments	23,119	1,142	(8,856)	3,867	(19,943)
Other income, net	24,294,280	96,054	200,625	24,728,162	260,558

Total other income	24,696,759	509,648	539,975	26,235,069	1,680,642

Income before income taxes	28,231,635	3,461,649	3,051,647	37,906,623	14,484,406

Income taxes	(3,579,909)	(538,493)	(590,517)	(5,474,377)	(2,231,172)
Net income	24,651,726	2,923,156	2,461,130	32,432,246	12,253,234

Less: net loss attributable to noncontrolling interests	(60,085)	(315,776)	(379,939)	(1,231,927)	(943,698)
Net income attributable to Baidu, Inc.	24,711,811	3,238,932	2,841,069	33,664,173	13,196,932

Earnings per share for Class A and Class B ordinary shares:
Net income attributable to Baidu, Inc.-Basic	711.02	90.79	79.38	954.56	374.88
Net income attributable to Baidu, Inc.-Diluted	709.15	90.34	79.20	951.49	373.43
Earnings per ADS (1 Class A ordinary share equals 10 ADSs ):
Net income attributable to Baidu, Inc.-Basic	71.10	9.08	7.94	95.46	37.49
Net income attributable to Baidu, Inc.-Diluted	70.92	9.03	7.92	95.15	37.34
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	34,588,703	35,093,674	34,850,398	34,921,782	35,062,466
Diluted	34,679,673	35,269,030	34,928,787	35,034,470	35,198,474
(1) Cost of revenues are detailed as follows:
Sales tax and surcharges	(1,259,925)	(1,029,267)	(1,260,606)	(4,644,357)	(3,597,763)
Traffic acquisition costs	(2,616,319)	(1,887,301)	(2,411,180)	(8,860,861)	(6,328,155)
Bandwidth costs	(1,000,957)	(748,604)	(970,005)	(3,716,747)	(2,847,770)
Depreciation costs	(692,046)	(553,572)	(657,325)	(2,559,623)	(1,958,754)
Operational costs	(1,181,667)	(616,228)	(1,254,114)	(3,881,609)	(2,246,491)
Content costs	(1,381,875)	(592,008)	(914,545)	(3,745,063)	(1,871,906)
Share-based compensation expenses	(16,538)	(11,371)	(11,805)	(49,770)	(34,611)

Total cost of revenues	(8,149,327)	(5,438,351)	(7,479,580)	(27,458,030)	(18,885,450)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(16,538)	(11,371)	(11,805)	(49,770)	(34,611)
Selling, general and administrative	(100,353)	(149,395)	(138,133)	(486,760)	(426,052)
Research and development	(224,129)	(178,261)	(250,359)	(850,588)	(502,077)

Total share-based compensation expenses	(341,020)	(339,027)	(400,297)	(1,387,118)	(962,740)

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In RMB thousands except for number of shares and per share data)	December 31 2015	December 31 2015
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	9,959,932	13,852,725
Restricted cash	95,997	413,010
Short-term investments	57,969,242	42,698,831
Accounts receivable, net	3,927,256	3,664,447
Amounts due from related parties	1,940,559	50
Deferred tax assets, net	—	—
Other assets, current	4,340,677	3,407,427

Total current assets	78,233,663	64,036,490

Non-current assets:
Fixed assets, net	10,627,127	8,705,364
Intangible assets, net	3,334,619	3,574,359
Goodwill	15,395,573	17,418,895
Long-term investments, net	37,958,591	3,544,923
Amounts due from related parties	9,725	—
Deferred tax assets, net	1,008,174	944,079
Other assets, non-current	1,285,836	893,952

Total non-current assets	69,619,645	35,081,572

Total assets	147,853,308	99,118,062

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	100,000	93,000
Accounts payable and accrued liabilities	17,636,216	12,964,893
Customer advances and deposits	5,420,230	4,296,440
Deferred revenue	375,672	164,809
Deferred income	559,855	518,543
Long-term loans, current portion	974,820	2,167,405
Capital lease obligation	46,088	57,346
Due to related parties, current	989,921	8,385

Total current liabilities	26,102,802	20,270,821

Non-current liabilities:
Deferred income	17,413	39,626
Long-term loans	3,239,676	1,860,000
Notes payable	30,702,116	21,556,782
Amounts due to related parties	—	8
Deferred tax liabilities	3,441,290	1,143,821
Capital lease obligation	8,435	50,079
Other non-current liabilities	125,860	144,542

Total non-current liabilities	37,534,790	24,794,858

Total liabilities	63,637,592	45,065,679

Redeemable noncontrolling interests	3,947,879	1,894,502
Equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,613,315 shares and 27,113, 541 shares issued and outstanding as at December 31, 2014 and December 31, 2015	12	12
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,492,921 shares and 7,492,921 shares issued and outstanding as at December 31, 2014 and December 31, 2015	3	3
Additional paid-in capital	6,402,349	3,650,601
Retained earnings	74,659,355	47,701,326
Accumulated other comprehensive income (loss)	(806,056)	(279,518)

Total Baidu, Inc. shareholders’ equity	80,255,663	51,072,424
Noncontrolling interests	12,174	1,085,457
Total equity	80,267,837	52,157,881

Total liabilities, redeemable noncontrolling interests, and equity	147,853,308	99,118,062

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended December 31, 2014			Three months ended September 30, 2015			Three months ended December 31, 2015			Twelve months ended December 31, 2014			Twelve months ended December 31, 2015
	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result
Operating profit	2,952,001	339,027	2015	2,511,672	400,297	2,911,969	3,534,876	341,020	3,875,896	12,803,764	962,740	13,766,504	11,671,554	1,387,118	13,058,672

	Three months ended December 31, 2014			Three months ended September 30, 2015			Three months ended December 31, 2015			Twelve months ended December 31, 2014			Twelve months ended December 31, 2015
	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result
Net income attributable to Baidu, Inc.	3,238,932	339,027	3,577,959	2,841,069	400,297	3,241,366	24,711,811	341,020	25,052,831	13,196,932	962,740	14,159,672	33,664,173	1,387,118	35,051,291

(*)	The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to free cash flow (in RMB thousands, unaudited)

	Three months ended December 31, 2014	As a % of total revenues	Three months ended 2015	As a % of total revenues	Three months ended December 31, 2015	As a % of total revenues	Twelve months ended December 31, 2014	As a % of total revenues	Twelve months ended December 31, 2015	As a % of total revenues
Net cash provided by operating activities	5,342,027	38%	4,785,393	26%	6,070,158	32%	17,937,175	37%	19,422,438	29%
Less: Capital expenditures	(1,540,483)	-11%	(1,861,602)	-10%	(1,423,527)	-8%	(4,827,163)	-10%	(5,229,616)	-8%

Free cash flow	3,801,544	27%	2,923,791	16%	4,646,631	25%	13,110,012	27%	14,192,822	21%